UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Equitable Holdings, Inc.

(Name of Subject Company (issuer))

Equitable Holdings, Inc., as Issuer

(Name of Filing Person (identifying status as offeror, issuer or other person))

Depositary Shares each representing a 1/25th interest in a share of 4.950% Fixed Rate Reset Noncumulative

Perpetual Preferred Stock, Series B

(Title of Class of Securities)

29452E AA9

(CUSIP Number of Class of Securities)

José Ramón González

Chief Legal Officer & Corporate Secretary

Equitable Holdings, Inc.

1345 Avenue of the Americas

New York, New York 10105

(212) 554-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

Copy to:

John M. Schwolsky

Benjamin Nixon

Anne L. Barrett

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third -party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Equitable Holdings, Inc., a Delaware corporation, pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Equitable Holdings, Inc.’s offer to purchase for cash any and all of the outstanding depositary shares (the “Series B Depositary Shares”) each representing a 1/25th interest in a share of Equitable Holdings, Inc.’s 4.950% Fixed Rate Reset Noncumulative Perpetual Preferred Stock, Series B, par value $1.00 per share, liquidation preference $25,000 per share (equivalent to $1,000 per Series B Depositary Share) (the “Series B Preferred Stock”) at the tender offer price of $1,000 per Series B Depositary Share, plus an amount equal to accrued, unpaid and undeclared dividends from, and including December 15, 2024, to, but excluding, the Settlement Date (as defined below), net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 12, 2025 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer. This Schedule TO is being filed in accordance with Rule 13e–4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. Subject Company Information.

(a) Equitable Holdings, Inc. is incorporated under the laws of the State of Delaware. Equitable Holdings, Inc.’s principal executive offices are located at 1345 Avenue of the Americas, New York, New York 10105 and its telephone number is (212) 554-1234.

(b) This Schedule TO relates to the Series B Depositary Shares of Equitable Holdings, Inc. As of March 11, 2025, there were 444,333 Series B Depositary Shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) There is no established trading market for the Series B Depositary Shares.

ITEM 3. Identity and Background of Filing Person.

(a) Equitable Holdings, Inc. is the filing person and subject company. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 9 (“Certain Information Concerning Holdings”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Series B Depositary Shares and Other Securities”) of the Offer to Purchase is incorporated herein by reference.

The names of executive officers and directors of Equitable Holdings, Inc., who are persons specified in Instruction C to Schedule TO, are set forth below. The address for each such person is: c/o Equitable Holdings, Inc., 1345 Avenue of the Americas, New York, New York 10105 and the telephone number for each such person is (212) 554-1234.

Name	Position(s)
Mark Pearson	Chief Executive Officer, President and Director
Robin M. Raju	Chief Financial Officer
Jeffrey J. Hurd	Chief Operating Officer
José Ramón González	Chief Legal Officer and Secretary

Seth Bernstein	Head of Asset Management
Nick Lane	Head of Retirement, Wealth Management & Protection Solutions
Joan Lamm-Tennant	Chair of the Board, Director
Douglas Dachille	Director
Francis A. Hondal	Director
Arlene Isaacs-Lowe	Director
Daniel G. Kaye	Director
Craig MacKay	Director
Bertram L. Scott	Director
George Stansfield	Director
Charles G.T. Stonehill	Director

ITEM 4. Terms of the Transaction.

(a)(1)(i) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Series B Depositary Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Series B Depositary Shares”), Section 5 (“Purchase of Series B Depositary Shares and Payment of Purchase Price”) and Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Series B Depositary Shares”) and Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Series B Depositary Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in Section 3 (“Procedures for Tendering Series B Depositary Shares”) and Section 5 (“Purchase of Series B Depositary Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” in Section 1 (“Number of Series B Depositary Shares”) and in Section 5 (“Purchase of Series B Depositary Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(x) Not applicable.

(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 14 (“Accounting Treatment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in Section 3 (“Procedures for Tendering Series B Depositary Shares”) and Section 13 (“Certain Material U.S. Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

(a)(2)(i–vii) Not applicable.

(b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purposes of the Offer”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Series B Depositary Shares and Other Securities”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Series B Depositary Shares and Other Securities”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 2 (“Purpose of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1–10) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer”), Section 8 (“Source and Amount of Funds”), Section 9 (“Certain Information Concerning Holdings”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Series B Depositary Shares and Other Securities”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8. Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Series B Depositary Shares and Other Securities”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 2 (“Purpose of the Offer”) and Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10. Financial Statements.

(a) and (b) The information set forth in Section 9 (“Certain Information Concerning Holdings”) of the Offer to Purchase is incorporated herein by reference.

ITEM 11. Additional Information.

(a)(1) The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Series B Depositary Shares and Other Securities”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 12 (“Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 12 (“Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 11 (“Effects of the Offer on the Market for Series B Depositary Shares; Registration under the Exchange Act”) of the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated March 12, 2025.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated March 12, 2025.

(d)(1)	Second Amended and Restated Certificate of Incorporation of Equitable Holdings, Inc., effective May 19, 2022 (incorporated by reference to Exhibit 3.1 to our Form 8-K, filed on May 20, 2022).

(d)(2)	Certificate of Designations with respect to the Series A Preferred Stock of the Company, dated November 21, 2019 (incorporated by reference to Exhibit 3.1 to our Form 8-K filed on November 21, 2019).

(d)(3)	Certificate of Designations with respect to the Series B Preferred Stock of the Company, filed August 7, 2020 (incorporated by reference to Exhibit 3.1 to our Form 8-K filed on August 11, 2020).

(d)(4)	Certificate of Designation with respect to the Series C Preferred Stock of the Company, dated January 6, 2021 (incorporated by reference to Exhibit 3.1 to our Form 8-K filed on January 6, 2021).

(d)(5)	Deposit Agreement, dated August 11, 2020, among Equitable Holdings, Inc., Computershare Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to our Form 8-K filed on August 11, 2020)

(d)(6)	Form of Preferred Stock Certificate (included as Exhibit A to Exhibit 3.1 to our Form 8-K filed on August 11, 2020)

(d)(7)	Form of Depositary Receipt (included as Exhibit A to Exhibit 4.1 to our Form 8-K filed on August 11, 2020)

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.

ITEM 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EQUITABLE HOLDINGS, INC.

By:	/s/ Robin M. Raju
Name:	Robin M. Raju
Title:	Chief Financial Officer

Date: March 12, 2025